Oncolytics Biotech® to Present New Clinical Trial Data at ASCO Showing Pelareorep’s Unique Immune Activation Capabilities

Pelareorep initiates a pro-inflammatory tumor microenvironment (TME) and induces innate and adaptive immune responses

New analyses confirm that pelareorep primes the TME to allow circulating tumor-infiltrating lymphocytes (TILs) in the blood to attack tumors

Pre-existing TIL clones in plasma may correlate positively with tumor shrinkage in pancreatic cancer

SAN DIEGO, CA and CALGARY, AB, May 23, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced new data from the Phase I/II GOBLET clinical trial in a poster presentation at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting. The presentation highlights pelareorep’s mechanism of action in pancreatic ductal adenocarcinoma (PDAC), offering new insights into how this immunotherapy stimulates multiple arms of the immune system and primes tumors for treatment.

“For the first time, we’re able to map the cascade of immune responses stimulated by pelareorep,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer for Oncolytics Biotech. “It starts with the expansion of anti-reovirus T cells, followed by the upregulation of chemokines that mediate the expansion of pre-existing TIL clones in the blood. These T cells can now return to the tumor and attack it, resulting in a reduction in tumor size. Pelareorep-mediated upregulation of chemokines also makes the tumor microenvironment immunologically active and able to actively recruit cancer-specific T cells to the tumor. These findings deepen our understanding of pelareorep’s ability to convert immunologically cold tumors into immunologically active ones that may benefit from pelareorep-based combination therapy.”

Abstract Number: 2562
Title: Role of pelareorep in activating anti-tumor immunity in PDAC.
Presentation Type: Poster
Session Title: Developmental Therapeutics – Immunotherapy
Session Date and Time: June 2, 2025, 1:30 - 4:30 p.m. CT

A copy of the ASCO presentation will be available on the Media page of Oncolytics’ website (LINK) following the conclusion of the meeting.

Highlights from the poster and abstract include:
•Pelareorep initiates the expansion of reovirus-specific T cells that are associated with favorable clinical responses at week 24
•Pelareorep increases cytokines and chemokines associated with altering the TME to allow anti-viral and anti-tumor T cells to attack the tumor
•The presence of TIL clones in the blood before treatment and the expansion of these clones in the blood post-treatment are associated with favorable clinical responses
•Previously reported efficacy results from GOBLET Cohort 1, which is evaluating the therapeutic regimen of pelareorep, nab-paclitaxel, gemcitabine, and atezolizumab (Tecentriq®) in first-line metastatic PDAC patients, showed a 62% overall response rate, an 85% disease control rate, and a 45% 12-month survival rate

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 17 centers in Germany and is being managed by AIO-Studien-gGmbH. The primary endpoints of the study are objective response rate (ORR) and/or disease control rate assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. The study comprises five treatment groups:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients;

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients;

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients; and

5.Pelareorep in combination with modified FOLFIRINOX with and without atezolizumab in newly diagnosed metastatic PDAC patients.

Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the medical oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning “cold” tumors “hot” -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Tecentriq® (atezolizumab) is a registered trademark of Genentech, a member of the Roche Group.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
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Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
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